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                                   FORM T-1

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                            SECTION 305(b)(2)  [_]

                               ----------------

                             THE BANK OF NEW YORK
              (Exact name of trustee as specified in its charter)

New York                                        13-5160382
(State of incorporation                         (IRS employer
if not a U.S. national bank)                    identification no.)

One Wall Street, New York, N.Y.                 10286
(Address of principal executive offices)        (Zip code)

                               ----------------

               NAVISTAR FINANCIAL RETAIL RECEIVABLES CORPORATION
              (Exact name of obligor as specified in its charter)

Delaware                                        51-0337491
(State or other jurisdiction of                 (I.R.S. employer
incorporation or organization)                  identification no.)

Navistar Financial Retail Receivables Corporation
2850 W. Golf Road
Rolling Meadows, IL                             60008
(Address of principal executive offices)        (Zip code)

                               ----------------

                              Asset Backed Notes
                      (Title of the indenture securities)

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1.   General information.  Furnish the following information to the Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

          ----------------------------------------------------------------------
                          Name                                 Address
          ----------------------------------------------------------------------
          Superintendent of Banks of the State       2 Rector Street, New York
          of New York                                N.Y. 10006

          Federal Reserve Bank of New York           33 Liberty Plaza, New York
                                                     N.Y. 10045

          Federal Deposit Insurance Corporation      Washington, D.C. 20429

          New York Clearing House Association        New York, New York 10005


     (b)  Whether it is authorized to exercise corporate trust powers.

          Yes


2.   Affiliations with Obligor

     If the obligor is an affiliate of the trustee, describe such affiliation.

     None.


16.  List of Exhibits.

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and
     17 C.F.R. 229.10(d).

     1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No.33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No.33-29637.)

     4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No.33-31019.)

     6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No.33-44051.)

     7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                      -2-

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                                   SIGNATURE

     Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned,thereunto duly authorized, all in The City of New York, and State of New York, on the 16th day of April, 2001.

                                        THE BANK OF NEW YORK

                                        By:   /s/  THOMAS E. TABOR
                                            ---------------------------------
                                            Name:  THOMAS E. TABOR
                                            Title: ASSISTANT VICE PRESIDENT

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                                                                       EXHIBIT 7
                                                                       ---------

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                      Consolidated Report of Condition of

                             THE BANK OF NEW YORK
                   of One Wall Street, New York, N.Y. 10286

     And Foreign and Domestic Subsidiaries, a member of the Federal Reserve System, at the close of business December 31, 2000 published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                                 Dollar Amounts
                                                                  In Thousands
ASSETS
Cash and balances due from depository institutions:
  Noninterest-bearing balances and currency and coin............  $ 3,083,720
  Interest-bearing balances.....................................    4,949,333
Securities:
  Held-to-maturity securities...................................      740,315
  Available-for-sale securities.................................    5,328,981
Federal funds sold and Securities purchased under agreements
  to resell.....................................................    5,695,708
Loans and lease financing receivables:
  Loans and leases, net of unearned income............36,590,456
  LESS: Allowance for loan and lease losses..............598,536
  LESS: Allocated transfer risk reserve...................12,575
  Loans and leases, net of unearned income, allowance,
    and reserve.................................................   35,979,345
Trading Assets..................................................   11,912,448
Premises and fixed assets (including capitalized leases)........      763,241
Other real estate owned.........................................        2,925
Investments in unconsolidated subsidiaries and associated
  companies.....................................................      183,836
Customers' liability to this bank on acceptances outstanding....      424,303
Intangible assets...............................................    1,378,477
Other assets....................................................    3,823,797
                                                                  -----------
Total assets....................................................  $74,266,429
                                                                  ===========

LIABILITIES
Deposits:
  In domestic offices...........................................  $28,328,548
  Noninterest-bearing.................................12,637,384
  Interest-bearing....................................15,691,164
  In foreign offices, Edge and Agreement subsidiaries and IBFs..   27,920,690
  Noninterest-bearing....................................470,130
  Interest-bearing....................................27,450,560
Federal funds purchased and Securities sold under
  agreements to repurchase......................................    1,437,916
Demand notes issued to the U.S. Treasury........................      100,000
Trading liabilities.............................................    2,049,818
Other borrowed money:
  With remaining maturity of one year or less...................    1,279,125
  With remaining maturity of more than one year through
    three years.................................................            0
  With remaining maturity of more than three years..............       31,080
Bank's liability on acceptances executed and outstanding........      427,110
Subordinated notes and debentures...............................    1,646,000
Other liabilities...............................................    4,604,478
                                                                  -----------
Total liabilities...............................................   67,824,765
                                                                  -----------

EQUITY CAPITAL
Common stock....................................................    1,135,285
Surplus.........................................................    1,008,775
Undivided profits and capital reserves..........................    4,308,492
Net unrealized holding gains (losses) on available-for-
  sale securities...............................................       27,768
Accumulated net gains (losses) on cash flow hedges..............            0
Cumulative foreign currency translation adjustments.............      (38,656)
                                                                  -----------

Total equity capital............................................    6,441,664
                                                                  -----------
Total liabilities and equity capital............................  $74,266,429
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

     I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                                                Thomas J. Mastro

     We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.
                        )
     Thomas A. Renyi    )
     Alan R. Griffith   ) Directors
     Gerald L. Hassell  )
                        )


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